Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

April 18, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Powerdyne International, Inc.

Amendment No. 7 to Registration Statement on Form S-1

File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 7 to the Powerdyne International, Inc. (the “Company”) registration statement on Form S-1. The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 13, 2012 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement. For your convenience and ease of reading, in our responses below we have set forth the text of the actual comment made by the Commission immediately above each response that we are providing in reply thereof.

Per my earlier discussions with Mr. Jay Williamson regarding this Form S-1, once these instant comment responses and the amended Form S-1 filed herewith are cleared by the Commission, the Company intends to promptly request acceleration of the effective date of the registration statement. Accordingly, your prompt review and comments (if any) of the document and these responses is greatly appreciated.

Form S-1

Executive Compensation, page 29

1. We note your response to prior comment three from our letter dated March 2, 2012 and the statement that the shares issued to Mr. Euga were “in respect of his role as a founder and initial proponent of the Company.” We also note, however, the carryover paragraph on pages 3-4 of the January 3, 2011 employment agreement and the first full paragraph on page 30 of the Form S-1, which indicate that the company issued the shares as an “inducement” for Mr. Euga to accept employment. It appears that the shares were issued as compensation. Please revise the summary compensation table and where appropriate accordingly.

Response: We note the apparent confusion that is being caused by a reading of the original employment agreement (i.e. pages 3-4 thereof) of Mr. Euga as viewed in the context of the disclosure in the Form S-1. However, please note that the original employment agreement of Mr. Euga was incorrect in this regard, as the shares issued to Mr. Euga were never intended as compensation or as an inducement for Mr. Euga to accept employment at the Company. As the sole founder of Powerdyne, Inc., prior to its merger with the Company, Mr. Euga was already tasked with substantial duties and responsibilities on behalf of Powerdyne, Inc. prior to the employment agreement ever having been executed. Any shares issued to Mr. Euga in the Company to date were solely granted in connection with his role as a founder and initial proponent of the Company.

In order to clarify this matter, the Company has recently entered into a letter amendment with Mr. Euga (as of April 2012) to state that the shares issued to Mr. Euga were not granted as an inducement to employment. Hence, Mr. Euga’s shares are not deemed compensation, and accordingly, the Company does not believe that the compensation table needs to be modified. We are filing herewith the letter amendment of April 2012 as part of Exhibit 10.5 to the Form S-1 (Exhibit 10.5 will now include Mr. Euga’s original employment agreement and the subsequent amendments).

Exhibits

Exhibit 10.8

2. Please re-file your exhibit in an appropriate electronic format.

Response: We are re-filing this exhibit as part of the amended Form S-1 submitted herewith.

Form 10-K for Fiscal Year Ended December 31, 2011

Signatures

3. Please ensure that your Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer sign your Form 10-K in their personal capacities in addition to signing on behalf of the Registrant.

Response: We have revised the signatures in the Form 10-K to note that each of the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer are signing the Form 10-K in their personal capacities in addition to signing on behalf of the Company. An amended Form 10-K is being filed concurrently herewith. We have made the requisite conforming change (based on our response to comment 1 above) from the Form S-1/A to the disclosure in the Form 10-K/A, so that the applicable disclosure in the documents is consistent.

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We trust that the responses above and the revised Form S-1 and Form 10-K filed herewith together address the recent comments from the Commission. In addition, please note that, as previously discussed in our earlier comment response letter, following the effectiveness of the registration statement, the Company anticipates potentially completing a primary public offering of securities in order to raise capital (i.e a subsequent registration statement will be filed at such time).

Please promptly advise us if you have any additional comments following your review and evaluation of the registration statement on Form S-1. If there are no additional comments, please let us know the same at your earliest opportunity, as we intend to promptly submit a request for acceleration. If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters (if any) or other correspondence from the Commission on behalf of the Company to be copied to lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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